UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

OCEAN VENTURES INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

675151 104
(CUSIP Number)

copy to: Ethan Minsky Clark, Wilson Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	675151 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEPHEN BARLEY CHM CONSULTING INC. 634008 B.C. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Stephen Barley is a Canadian Citizen CHM Consulting Inc. is incorporated under the Company Act (British Columbia) 634008 B.C. Ltd. is incorporated under the Company Act (British Columbia)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
300,000 shares of common stock beneficially owned(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
300,000 shares of common stock beneficially owned(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000 shares of common stock beneficially owned (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.69%, based on 4,481,814 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
Stephen Barley - IN CHM Consulting Inc. - CO 634008 B.C. Ltd. - CO

(1) 150,000 shares held indirectly through CHM Consulting Inc. and 150,000 shares are held indirectly through 634008 B.C. Ltd., companies wholly-owned and controlled by Stephen Barley.

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (or reporting person)	WC
Personal Funds (of Reporting person)	PF
Other	OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category of Source	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Advisor	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer

This Statement relates to common shares without par value of Ocean Ventures Inc. (the "Issuer"). The principal executive offices of the Issuer are located at #110 - 10851 Shellbridge Way, Richmond, BC V6X 2W8.

Item 2. Identity and Background

Stephen Barley is a Consultant residing at 2060 Gisby Street, West Vancouver, British Columbia, Canada. Mr. Barley is a Canadian citizen.

During the last five years, Mr. Barley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. Barley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CHM Consulting Inc., of 2060 Gisby Street, West Vancouver, British Columbia, Canada, is a company incorporated pursuant to the Company Act (British Columbia). CHM Consulting is a consulting company which is wholly-owned and controlled by Stephen Barley. Stephen Barley is the sole director and officer of CHM Consulting Inc.

CHM Consulting Inc. has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

634008 B.C. Ltd., of 2060 Gisby Street, West Vancouver, British Columbia, Canada, is a company incorporated pursuant to the Company Act (British Columbia). 634008 B.C. Ltd. is an investment and holding company which is wholly-owned and controlled by Stephen Barley. Stephen Barley is the sole director and officer of 634008 B.C. Ltd.

634008 B.C. Ltd. has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Barley acquired 300,000 shares of common stock of the Issuer as a finder's fee, indirectly through CHM Consulting Inc. as to 150,000 shares and through 634008 B.C. Ltd. as to 150,000 shares. The finder's fee is payable to Mr. Barley, through CHM Consulting Inc. and 634008 B.C. Ltd., in consideration for his services in introducing and assisting in a share exchange amongst the shareholders of Digital Youth and the Issuer. The transaction was effected pursuant to a share purchase agreement (the "Agreement") dated July 21, 2003, as amended by Amendment dated October 1, 2003, amongst the shareholders of Digital Youth and the Issuer whereby the Issuer agreed to purchase all of the issued and outstanding shares of Digital Youth in exchange for the issuance of 2,674,252 shares of common stock and 100,000 share purchase warrants of the Issuer.

Item 4. Purpose of Transaction

Mr. Barley, through CHM Consulting Inc. and 634008 B.C. Ltd., acquired the shares of common stock as a finder's fee.

Mr. Barley, nor CHM Consulting Inc. nor 634008 B.C. Ltd. does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Pursuant to the Agreement and at the closing of the transaction, the Board of Directors of the Issuer will be increased from 4 to 6 members and Daniel Reitzik and Roland Sartorius will be appointed as directors. Also, at closing, Jerry McKenzie resigned as secretary of the Issuer and Daniel Reitzik was appointed as Chief Operating Officer, Roland Sartorius as Chief Financial Officer and Treasurer and Jason Jaspar as Secretary.

Item 5. Interest in Securities of the Issuer

Mr. Barley beneficially owns an aggregate of 300,000 shares of common stock (6.69%) of the Issuer.

Mr. Barley has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 300,000 shares of common stock (6.69%) of the Issuer.

Mr. Barley nor CHM Consulting Inc. nor 634008 B.C. Ltd. has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Share Purchase Agreement dated as of July 21, 2003, between the Issuer and all of the shareholders of Digital Youth Network, Inc. (1)

10.2 Amendment to Share Purchase Agreement dated October 1, 2003, between the Issuer and all of the shareholders of Digital Youth Network Inc.

(1) Incorporated by reference to Ocean Ventures Inc.'s Form 10-QSB filed with the Securities and Exchange Commission on August 14, 2003.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2003	/s/ Stephen Barley
Signature
Stephen Barley
Name/Title
Dated: October 7, 2003	/s/ Stephen Barley
Signature
CHM Consulting Inc.
Name: Stephen Barley Title: President and Director
Dated: October 7, 2003	/s/ Stephen Barley
Signature
634008 B.C. LTD.
Name: Stephen Barley Title: President and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).